UNITED STATES
             SECURITIES AND EXCHANGE COMMISSION
                   Washington, D.C.  20549

                        SCHEDULE 13D

          Under the Securities Exchange Act of 1934
                     (Amendment No. 2)*

                      Activision, Inc.
                      (Name of Issuer)
         Common Stock, Par Value $.000001 par value
               (Title of Class of Securities)

                         004930 20 2
                       (CUSIP Number)

            Peter C. Walsh, Esq. - (702) 792-4868
                Mirage Resorts, Incorporated
    3260 South Industrial Road, Las Vegas, Nevada  89109
 (Name, Address and Telephone Number of Person Authorized to
             Receive Notices and Communications)

                       January 7, 1998
   (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on
Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box __.

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Schedule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



                            Page 1 of 5 Pages

                        SCHEDULE 13D

CUSIP No.  004930 20 2

1    NAME OF REPORTING PERSON
     S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
          Stephen A. Wynn - ###-##-####
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a)[]
                                                      (b)[]
3    SEC USE ONLY

4    SOURCE OF FUNDS
          Not Applicable
5    CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                   []
6    CITIZENSHIP OR PLACE OF ORGANIZATION
         U.S.A.
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON
     WITH
  7  SOLE VOTING POWER
          930,000
  8  SHARED VOTING POWER
          -0-
  9  SOLE DISPOSITIVE POWER
          930,000
  10 SHARED DISPOSITIVE POWER
          -0-
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
     PERSON
          930,000
12   CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES
                                                       []
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          4.9%
14   TYPE OF REPORTING PERSON
          IN

This Amendment No. 2 amends the Schedule 13D, dated February 9, 1995, as previously amended by Amendment No. 1 dated September 25, 1995 (as so amended, the "Schedule 13D"), of Stephen A. Wynn with respect to the Common Stock, $.000001 par value, of Activision, Inc., a Delaware corporation.

Item 1.   Security and Issuer.

          Common Stock, $.000001 par value (the "Common
          Stock"), of Activision, Inc., a Delaware corporation (the "Issuer"); 3100 Ocean Park
          Boulevard, Santa Monica, California 90405.

Item 2.   Identity and Background.

          (a)    Stephen A. Wynn (the "Reporting Person").

          (b)    3400 Las Vegas Boulevard South, Las Vegas, Nevada
                 89109.

          (c) Chairman of the Board, President and Chief Executive Officer of Mirage Resorts, Incorporated, a corporation which owns and operates hotel-casinos, 3400 Las Vegas Boulevard South, Las
                 Vegas, Nevada 89109.

          (d) During the last five years, the Reporting Person has not been convicted in any criminal proceeding
                 (excluding traffic violations or similar misdemeanors).

          (e) During the last five years, the Reporting Person has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which proceeding he was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

          (f)    The Reporting Person is a citizen of the United
                 States of America.

Item 3.   Source and Amount of Funds or Other Consideration.

          Not applicable.  See Item 4 hereof.

Item 4.   Purpose of Transaction.

          Not applicable. This Amendment No. 2 is being filed solely to report the disposition of certain shares of Common Stock owned by the Reporting Person as described in Item 5(c) hereof.

Item 5.   Interest in Securities of the Issuer.

          (a) On the date hereof, the Reporting Person beneficially owns 930,000 shares of Common
               Stock (including 91,453 shares which he has the right to acquire upon the exercise of a currently exercisable stock option), which represents approximately 4.9% of the sum of the 18,854,610 shares of Common Stock outstanding at January 5, 1998, as reported by the Issuer, plus the 91,453 shares that the Reporting Person has the right to acquire.

          (b) The Reporting Person has the sole power to vote or to direct the vote and to dispose or to direct the disposition of all shares of Common Stock beneficially owned by him.

          (c) On January 7, 1998, the Reporting Person sold 70,000 shares of Common Stock at an average price of $16.31 per share. The sale was effected in the over-the-counter market through Goldman, Sachs & Co., acting as agent.
               The Reporting Person received net proceeds (after brokerage commission) from the sale of $1,137,974.
               The Reporting Person effected no other transactions in the Common Stock during the past 60 days.

          (d) No person other than the Reporting Person and his wife, Elaine P. Wynn, has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock beneficially owned by the Reporting Person.

          (e) The Reporting Person ceased to be the beneficial owner of more than 5% of the outstanding Common
               Stock on January 7, 1998.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

          Not applicable.

Item 7.   Material to be Filed as Exhibits.

          None.

                          SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Date:  January 13, 1998       STEPHEN A. WYNN
                              ________________________
                              Stephen A. Wynn

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